The Bank of Nova Scotia

ANNUAL
INFORMATION
FORM

January 13, 2004

Distribution Notice

     When this form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents incorporated into it by reference. Portions of this Annual Information Form of The Bank of Nova Scotia (the “Bank”) dated January 13, 2004 (the “AIF”) are disclosed in the following documents, portions of which are incorporated by reference into the AIF: (i) Annual Report to Shareholders for the year ended October 31, 2003 (“Annual Report”); and (ii) Management Proxy Circular dated as of December 31, 2003 (the “Proxy Circular”).

Financial Data

     Except as otherwise noted, all information is given at or for the year ended October 31, 2003. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

Forward-looking Statements

     This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to the Bank’s objectives, strategies, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may fluctuate”, and similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”.

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, the effect of change in monetary policy, legislative and regulatory developments in Canada and elsewhere, the accuracy and completeness of information the Bank receives on customers and counterparties, the timely development and introduction of new products and services in receptive markets, the Bank’s ability to complete and integrate acquisitions, the Bank’s ability to attract and retain key executives, reliance on third parties to provide components of the Bank’s business infrastructure, unexpected changes in consumer spending and saving habits, technological developments, consolidation in the Canadian financial services sector, changes in tax laws, acts of God such as earthquakes, competition, judicial and regulatory proceedings, the possible impact of international conflicts and other developments including terrorist acts and the war on terrorism, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, business, financial condition or liquidity.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

AIF Index

	Page Reference

	Annual	Incorporated by Reference from:
	Information
	Form	Annual Report	Proxy Circular

CORPORATE STRUCTURE
Name and Incorporation	2
Intercorporate Relationships	2	115
GENERAL DEVELOPMENT OF THE BUSINESS
Three-Year History	2	10-17, 73-114, 116-121
Trends	3	27-72
NARRATIVE DESCRIPTION OF THE BUSINESS
General	3	10-17, 27-121
Competition	3
Supervision and Regulation in Canada	4
Supervision and Regulation Outside Canada	5
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information		73-114, 116-121
Dividends		92, 93, 118-121, 132
MANAGEMENT’S DISCUSSION AND ANALYSIS	6	27-72
MARKET FOR SECURITIES OF THE BANK	6	132
DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK
Directors and Board Committees of the Bank	6	24, 25	3-6
Executive Officers of the Bank	6	26
Shareholdings of Management	7		3-6
Additional Information for Directors and Executive Officers	7
ADDITIONAL INFORMATION	8

CORPORATE STRUCTURE

Name and Place of Incorporation

     The Bank was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Act”). The Bank is a Schedule I bank under the Act and the Act is its charter. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1.

Intercorporate Relationships

     Each international principal subsidiary of the Bank is incorporated or established and existing under the laws of the jurisdiction in which its principal office is located, with the exceptions of Scotia Holdings (U.S.) Inc. and Scotiabanc Inc. which are incorporated and existing under the laws of the State of Delaware. Each Canadian principal subsidiary of the Bank is incorporated or established and existing under the laws of Canada, with the exceptions of BNS Capital Trust, Scotia Capital Inc., Scotia Securities Inc. and Scotiabank Capital Trust which are incorporated or established and existing under the laws of the Province of Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

     The Bank is one of the world’s leading financial institutions and was the second largest Canadian chartered bank in terms of assets and market capitalization as at October 31, 2003. The Bank is a full-service financial institution, active in both domestic and international markets. In Canada the Bank provides a full range of retail, commercial, corporate, investment and wholesale banking services through its extensive network of branches and offices in all 10 provinces and two territories. The Bank has branches and offices in 50 countries which provide a wide range of banking and financial services, either directly or through subsidiary and associated banks, trust companies and other financial institutions.

     The Bank realized record earnings of $2,477 million during the fiscal year ended October 31, 2003 and dividends paid on its common shares rose for the 12th consecutive year. The Bank increased its customer internet use to over one million users. Domestic Banking continued to expand its automated banking machine (“ABM”) network in furtherance of its goal of 500 additional machines, launched two new mutual funds and increased retail brokerage fee-based assets by 33%. International Banking increased its interest in Scotiabank Inverlat in Mexico to 91%, acquired 39 new branches in the Dominican Republic, introduced internet-based banking in Jamaica, Trinidad & Tobago and Barbados and became the first Canadian bank in China with a local currency license. Corporate and Investment Banking significantly improved its credit quality and doubled its market share in domestic equity underwriting over the past three years. Domestic Banking, Corporate and Investment Banking, and International Banking, contributed net income of $1,094 million, $721 million and $669 million, respectively, representing 44%, 29% and 27%, respectively, of the Bank’s total earnings for fiscal 2003.

     During the fiscal year ended October 31, 2002, the Bank faced a number of challenges, including a weak credit quality in the United States. The Bank sold the operations of its subsidiary in Argentina because of liquidity problems that affected the country’s entire financial services industry during a period of severe political and economic difficulties in Argentina and as a result the Bank incurred a charge against income of $540 million after tax. Domestic Banking contributed $1,142 million to the Bank’s net income for the year of $1,797 million, representing an increase of 19% over the previous year. International Banking had a strong year in Mexico and the Caribbean and achieved earnings of $125 million ($665 million excluding charges related to Argentina of $540 million), which represented a 36% increase over the previous year excluding charges related to Argentina. Corporate and Investment Banking achieved good results in Canada, but these results were offset by problems in the United States loan portfolio and income declined by 45% from the previous year to $380 million.

     During the fiscal year ended October 31, 2001, the wealth management group of Domestic Banking created a new sales force of financial planners and launched Scotia Private Client Group, bringing together teams of professionals from The Bank of Nova Scotia Trust Company, Scotia Cassels Investment Counsel Limited and the private banking group. The Bank also integrated the delivery networks for both banking and brokerage services, including branches, ABMs, telephone and internet. The Bank continued its growth strategy in the Caribbean, Asia and Latin America. Domestic Banking, Corporate and Investment Banking, and International Banking contributed net income of $960 million, $686 million and $489 million, respectively, representing 45%, 32% and 23%, respectively, of the Bank’s total earnings for fiscal 2001.

Trends

     Refer to the Annual Report.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

     Refer to the Annual Report.

Competition

     The Canadian banking system is dominated by six major Canadian banks, each of which maintains an extensive branch network, augmented with automated banking machines, telephone and internet banking facilities. In addition to the six major Canadian banks the competitive landscape of the Canadian financial services industry includes more than 2,100 institutions consisting of approximately 25 independent trust companies, 33 foreign-owned bank subsidiaries, 20 foreign bank branches, approximately 1,700 credit unions and caisses populaires, 100 life insurance companies, 230 property and casualty insurers, approximately 150 independent investment dealers and more than 55 independent retail mutual fund management companies.

     Key competitive factors include the range and features of financial products, their pricing, distribution, and service quality. Competition has intensified over the years as foreign providers of credit cards, mutual funds, small business loans, consumer finance and investment banking services have increasingly entered Canada.

     The competitive landscape in the United States is significantly more complex given the overall size and activity level of the financial services market and the presence of regional and national competitor groupings for many businesses.

     The Bank provides a broad range of banking and other financial services to retail, commercial and corporate banking clients in the Caribbean, Latin America and other markets either directly or through subsidiaries. In providing these services the Bank competes with local and international banks and other financial institutions.

     Competition is reflected not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading-edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses.

     Driven by the ongoing integration of the Canadian and American economies, consolidation is now under way in the financial services industry in Canada and the United States. It is anticipated that this consolidation could significantly reconfigure the North American financial services landscape in the future by widening the distinctions between various tiers of market participants.

Supervision and Regulation in Canada

     The Bank’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.

     In accordance with the Bank Act, an organization may engage in and carry on the business of banking and such business generally as appertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) voting rights attached to the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the voting rights attached to the outstanding voting shares of the body corporate or (2) the total number of shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. In addition, under the Bank Act, a bank has a substantial investment in an unincorporated entity where the ownership interests in such entity beneficially owned by that bank and by entities controlled by that bank exceed 25% of all ownership interests in such entity. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial services activity whether that entity is regulated or not. Further, a bank may generally invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions Canada (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Other than creditor, life and mortgage insurance, which can be offered through branch systems, Canadian chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be a prohibited activity for all federally incorporated financial institutions.

     Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class non-voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.

     The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. The Bank is subject to regulation by the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada and the activities of the Bank in Canada are subject to various other federal statutory provisions. The activities of the Bank’s trust subsidiaries and insurance subsidiaries are also regulated in Canada under provincial laws in respect of their activities in the provinces. Certain activities of the Bank and the Bank’s subsidiaries acting as securities brokers, dealers (including investment and mutual fund dealers), underwriters and advisors (including investment counsel and portfolio managers) are regulated in Canada under provincial securities legislation and, in some cases, by self regulatory organizations such as the Investment Dealers Association for broker dealers and the Mutual Fund Dealers Association for mutual fund dealers.

Supervision and Regulation Outside Canada

United States

     The activities of the Bank and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. The Bank is subject to the Bank Holding Company Act of 1956 (“BHCA”) and the International Banking Act of 1978 and associated regulations of the Board of Governors of the Federal Reserve System (the “Board”). The Board and other banking regulators oversee the operation of the Bank’s branches, offices and subsidiaries in the United States.

     The Bank is a “financial holding company” under the BHCA. This status allows a broad range of financial and merchant banking activities to be undertaken in the United States. In addition, the Bank owns an insured depository institution in Puerto Rico that is engaged in commercial and retail banking and subject to various laws and regulation and examination by Puerto Rico and federal regulators.

     The Bank and its subsidiaries are engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Board and other applicable federal and state agencies. The Securities and Exchange Commission and state securities regulators regulate its broker-dealer subsidiary. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions that the Bank’s United States branches, agencies and subsidiary bank engage in with other offices and affiliates of the Bank.

Mexico

     Grupo Financiero Scotiabank Inverlat, S.A. de C.V. is an “affiliate holding company” pursuant to the Law for the Regulation of Financial Groups of Mexico and to the Rules for the Establishment of Foreign Affiliate Financial Institutions of Mexico. The governing authority is the Ministry of Finance of Public Credit of Mexico and the supervising authorities are the Central Bank of Mexico and the National Banking and the Securities Commission of Mexico.

Other Jurisdictions

     Outside of the United States and Mexico, each of the Bank’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the jurisdiction in which it conducts its business.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Refer to the Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Refer to the Annual Report.

MARKET FOR SECURITIES OF THE BANK

     The common shares of the Bank are listed on the Toronto, New York and London stock exchanges, certain preferred shares of the Bank are listed on the Toronto Stock Exchange and the Bank has deposit notes and debentures listed on the London Stock Exchange.

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

Directors and Board Committees of the Bank

     Refer to the Annual Report for the directors of the Bank as at January 13, 2004 and to the Proxy Circular for nominees proposed for election as directors of the Bank at the next annual meeting of shareholders.

Executive Officers of the Bank

     The following are the Bank’s executive officers, their titles and municipalities of residence as of January 13, 2004:

Name and Principal Occupation	Municipality of Residence

Peter C. Godsoe	Toronto, Ontario
Chairman of the Board

Richard E. Waugh	Toronto, Ontario
President and Chief Executive Officer

Robert W. Chisholm	Toronto, Ontario
Vice-Chairman, The Bank of Nova Scotia and President and CEO, Domestic Banking and Wealth Management

W. David Wilson	Toronto, Ontario
Vice-Chairman, The Bank of Nova Scotia and Chairman and CEO Scotia Capital

Robert L. Brooks	Oakville, Ontario
Senior Executive Vice-President, Treasury and Operations

Sarabjit S. Marwah	Toronto, Ontario
Senior Executive Vice-President and Chief Financial Officer

Deborah M. Alexander	Toronto, Ontario
Executive Vice-President, General Counsel and Secretary

Peter C. Cardinal	Oakville, Ontario
Executive Vice-President, Latin America

Alberta G. Cefis	Toronto, Ontario
Executive Vice-President, Retail Lending Services

Sylvia D. Chrominska	Toronto, Ontario
Executive Vice-President, Human Resources

Timothy P. Hayward	Oakville, Ontario
Executive Vice-President and Chief Administrative Officer International Banking

Christopher J. Hodgson	Toronto, Ontario
Executive Vice-President, Wealth Management

Name and Principal Occupation	Municipality of Residence

Dieter W. Jentsch	Toronto, Ontario
Executive Vice-President, Commercial Banking

Stephen D. McDonald	New York, New York
Executive Vice-President, The Bank of Nova Scotia and Executive Managing Director, Scotia Capital and U.S. Country Head

Margaret J. Mulligan	Mississauga, Ontario
Executive Vice-President, Systems and Operations

Robert H. Pitfield	Toronto, Ontario
Executive Vice-President, International Banking

Luc A. Vanneste	Toronto, Ontario
Executive Vice-President and Chief Auditor

Albert E. Wahbe	Toronto, Ontario
Executive Vice-President, Electronic Banking

Warren K. Walker	Toronto, Ontario
Executive Vice-President, Global Credit Risk Management

John A. Young	Toronto, Ontario
Executive Vice-President, Domestic Branch Banking

     All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except Alberta G. Cefis who, prior to May 1999, was a senior officer of a Canadian chartered bank; Deborah M. Alexander who, prior to June 2002, was a senior partner in the business law department at Osler, Hoskin and Harcourt LLP (Barristers and Solicitors); Christopher J. Hodgson who, prior to July 14, 2003, was a senior officer of a Canadian mutual fund company, Stephen D. McDonald who, prior to November 1, 2003, was a senior officer of a Canadian chartered bank, and Luc A. Vanneste who, prior to July 1999 was a partner in the banking and finance practice of KPMG LLP. All directors have held the positions, or other executive positions with the same, predecessor or associated firms, set out in this AIF or the Proxy Circular for the past five years with the exception of Ronald A. Brenneman who, prior to January 2000 was General Manager, Corporate Planning of Exxon Corporation; Elizabeth Parr-Johnston who, prior to July 2002, was President and Vice-Chancellor of the University of New Brunswick; Arthur R.A. Scace who, prior to January 1, 2004 was a partner of McCarthy Tétrault LLP (Barristers and Solicitors); Sir Graham Day who is Chairman of Sobeys Inc. and Counsel to Stewart McKelvey Stirling Scales LLP (Barristers and Solicitors), and, prior to June 2002, was Chairman, Hydro One Inc., and Pierre J. Jeanniot who is Chairman of Thales Canada Inc. (a systems engineering and integration company) and Director General Emeritus of International Air Transport Association (IATA) (an international organization promoting and facilitating air travel and providing services to airlines) and, prior to June 2002, was Director General and Chief Executive Officer of IATA.

Shareholdings of Management

     The directors and executive officers of the Bank as a group own, or exercise control or direction over, less than one per cent of the outstanding common shares of the Bank.

Additional Information for Directors and Executive Officers

     To the best knowledge of the Bank, having made due inquiry, the Bank confirms that, as at January 13, 2004:

(i)	in the last 10 years, no director or executive officer of the Bank is or has been a director or officer of another issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or (b) became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii)	no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

(iii)	no director or executive officer of the Bank has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

(iv)	no director or executive officer of the Bank nor any personal holding company controlled by such person has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(v)	no director or executive officer of the Bank has any direct or indirect material interest in respect of any matter that has materially affected or will materially affect the Bank or any of its subsidiaries.

ADDITIONAL INFORMATION

     The Bank will provide to any person upon request to the Executive Vice-President, General Counsel and Secretary of the Bank: (a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus: (i) one copy of the Bank’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of any interim financial statements of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year; (iii) one copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting of shareholders; and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.

     Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, principal holders of the Bank’s securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank’s comparative financial statements for its year ended October 31, 2003, as contained in the Annual Report. A copy of such documents may be obtained upon request from the Executive Vice-President, General Counsel and Secretary of the Bank at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

The Bank of Nova Scotia

TM Trademark of The Bank of Nova Scotia